SUBSCRIPTION AGREEMENT BETWEEN THE FUND AND THE INVESTORS

VERTICAL CAPITAL INCOME FUND

LETTER OF INVESTMENT INTENT

To the Board of Trustees of Vertical Capital Income Fund:

The undersigned (the "Purchasers") each hereby subscribes to purchase a beneficial interest ("Interest") in the Vertical Capital Income Fund, in the amount of $50,000.00 for 5,000 shares at net asset value of $10.00 per share, in consideration for which each Purchaser agrees to transfer to you upon demand cash in the amount of $50,000.00.

The Purchasers agree that the Interests are being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

Effective: September 22, 2011

By:/s/Christopher Chase

By:/s/Gustavo Altuzarra

Christopher Chase

Gustavo Altuzarra on behalf of the

Gustavo & Kelly Altuzarra Trust